UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2026

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, June 24, 2026

Messrs.

COMISIÓN NACIONAL DE VALORES

25 de Mayo 175

City of Buenos Aires

Messrs.

BOLSAS Y MERCADOS ARGENTINOS S.A.

Sarmiento 299

City of Buenos Aires

Re: Material Fact Parcial Cancellation of Class 3 and 5 Senior Notes

Dear Sirs:

I hereby address you on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR S.A) ( hereinafter “Edenor” and/ or the “Company) in compliance with the applicable regulations, to inform you that on April 22, 2026, and pursuant the published results announcement, the Company issued simple Senior Notes (non-convertible into shares) Class 10, Series II denominated and payable in US Dollar at a fixed annual rate of 9,5%, maturating on April 28, 2033, for a nominal value of US$ 26,661,757, paid-in kind through the delivery of Class 3 and Class 5 Notes at the Exchange ratio set forth in the Prospectus Supplement.

Consequently, the company will proceed to request the cancellation of the relevant Senior Notes as detailed below:

(i) Senior Notes Class 3:

Nominal value to be cancelled: US$ 13,438,158.

Nominal value remaining outstanding: US$ 82,324,530.

(ii) Senior Notes Class 5:

Nominal value to be cancelled: US$ 11,822,787.

Nominal value remaining outstanding: US$ 70,097,400.

Yours faithfully.

Lucila Ayelen Ramallo

Market Relations Officer.

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.)

Avda. del Libertador 6363 – Buenos Aires, C1428ARG – Argentina. Tel.: 4346-5400 Fax: 4346-5327

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: June 24, 2026